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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 1)

                             UNSI CORPORATION
--------------------------------------------------------------------------
                             (Name of Issuer)

           Common Stock                            903122-10-9
      par value $.01 per share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                            John G. Murray
                           M&A Investments, Inc.
                1220 Senlac Drive, Carrollton, Texas 75006
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             October 19, 1995
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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 CUSIP No.       903122-10-9             13D


     1     NAME OF REPORTING PERSON:    M&A Investments, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.   75-2521295
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       3,290,265
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     -0-
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  3,290,265
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       -0-
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,290,265
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  45.8%

    14     TYPE OF REPORTING PERSON:    CO
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     Item 1.   Security and Issuer.
               -------------------
          This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of UNSI Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at c/o Forstmann-Leff Associates, Inc., 55 East 52nd Street, New York, New York 10022.


     Item 2.   Identity and Background.
               -----------------------
          (a) This Statement is filed by M&A Investments, Inc., a Delaware corporation (the "Company").

          (b) The business address of the Company is 1220 Senlac Drive, Carrollton, Texas 75006.

          (c) The Company is a wholly-owned subsidiary of FoxMeyer Health Corporation, a Delaware corporation ("FHC"). The business address of FHC is 1220 Senlac Drive, Carrollton, Texas 75006. The Company was formed by FHC as a vehicle through which to make various investments. FHC is principally involved in health care services, including the distribution of a full line of pharmaceutical products and health and beauty aids to independent drugstores, hospitals, alternate care facilities and chain stores, as well as providing managed care and information-based services to health care sponsors, pharmacies and physicians, through its wholly-owned subsidiary, FoxMeyer Corporation. Attached as Schedule I and incorporated by reference is a list of the
                 ----------
     directors and executive officers of the Company and FHC, and the business address and principal occupation or employment of such officers.

          (d) and (e)    During the last five years, neither the Company
     nor, to the best of the Company's knowledge, any of the persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  All of the individuals listed on Schedule I are citizens of
                                                ----------
     the United States.
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     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------
          As set forth in the Company's Schedule 13D filed on or about June 10, 1994, on June 1, 1994, the Company purchased a $500,000 7% Pay-In-Kind Debenture Due May 31, 1999 (the Debenture"), issued by the Issuer. Thereafter, on January, 20, March 17, May 30 and June 28, 1995, the Company loaned $300,000, $200,000, $100,000 and $100,000, respectively, to the Issuer. In addition to promissory notes received by the Company from the Issuer, the Company acquired a Series C Warrant and a Series D Warrant from the Issuer, which warrants were restated and dated as of June 28, 1995. The source of the funds loaned to the Issuer was general corporate funds, and the promissory notes have since been repaid in full by the Issuer.


     Item 4.   Purpose of Transaction.
               ----------------------
          The Company acquired the Debenture and the Warrants for investment purposes and intends to review its investment in the Issuer on a continuing basis.

          Except as stated above, the Company has not formulated any plans or proposals of the type referred to in clauses (a) through (j) of
     Item 4 of Schedule 13D, although the Company reserves the right to formulate such plans or proposals in the future.


     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
          (a) The Debenture acquired by the Company on June 1, 1994 entitles the Company, at its option, to convert the unpaid principal portion of the Debenture, at any time before May 31, 1999, into shares of Common Stock at the initial conversion price of $0.4524 per share, subject to adjustment as provided in the Debenture. The Debenture is also convertible based on the same initial conversion price, without any action by the Company, upon the giving by the Issuer of a Defined Probability Notice (as such term is defined in the Debenture).

          The restated Series C Warrant acquired by the Company on June 28, 1995 entitles the Company to purchase from the Issuer, at an exercise price of ten cents per share, 1,415,049 shares (subject to adjustment as provided in the Warrant) of Common Stock after January 4, 1997 and before January 19, 2000. The Series C Warrant may also be exercised by the Company after December 18, 1995 in the event the Issuer shall have received prior to the date of exercise an opinion of its counsel to the effect that the exercise will not adversely affect the Issuer's ability to use its net operating losses.

          The restated Series D Warrant acquired by the Company on June 28, 1995 entitles the Company to purchase from the Issuer, at an exercise price of ten cents per share, 770,000 shares (subject to adjustment as provided in the Warrant) of Common Stock after January 4, 1997
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     and before January 19, 2000.  The Series D Warrant may also be exercised by the Company after December 18, 1995 in the event the Issuer shall have received prior to the date of exercise an opinion of its counsel to the effect that the exercise will not adversely affect the Issuer's ability to use its net operating losses. The Company has the right to redeem the Series D Warrant at any time prior to December 18, 1995 for $77,000.

          Accordingly, as of October 19, 1995, the Company may be deemed to have beneficial ownership, pursuant to Rule 13d-3, of the following shares of Common Stock:

          Common Stock issuable upon conversion
          of the principal amount of the Debenture     1,105,216

          Common Stock issuable upon exercise of
          Restated Series C Warrant                    1,415,049

          Common Stock issuable upon exercise of
          Restated Series D Warrant                      770,000
                                                       ---------
          Total                                        3,290,265

          According to the Issuer's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995, the Issuer had 2,210,000 shares of Common Stock outstanding as of June 30, 1995. In addition, the Debenture was issued as part of a private placement of a total of approximately $1,115,340 in Debentures, and the Series C Warrant and the Series D Warrant were issued along with another Series C Warrant and another Series D Warrant issued to one of the Issuer's shareholders. These debentures and the warrants have identical conversion and exercise provisions. Assuming all such debentures and warrants are converted and exercised at the same time, the total number of outstanding shares of Common Stock would be as follows:

          Existing outstanding shares                  2,210,000

          Common Stock issuable upon conversion
          of the principal amount of all debentures    2,465,384

          Common Stock issuable upon exercise of
          all Series C Warrants                        1,617,199

          Common Stock issuable upon exercise of
          all Series D Warrants                          880,000
                                                       ---------
          Total                                        7,172,583
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          Accordingly, assuming that all debentures and warrants with conversion and exercise provisions identical to those held by the Company were converted and exercised at the same time, the 3,290,265 shares of Common Stock of which the Company may be deemed to have beneficial ownership would represent approximately 45.8% of the Common Stock that would be outstanding upon such conversion and exercise.

          FHC, by virtue of its ownership of the Company, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have beneficial ownership of the shares of Common Stock beneficially owned by the Company.

          (b) Except as set forth in (a) above, the Company has sole power to dispose or to direct the disposition and to vote or direct the voting of the Common Stock issuable upon conversion of the Note and exercise of the Series C Warrant and Series D Warrant.

          (c) No transactions in the Common Stock have been effected during the past 60 days by the Company, FHC or, to the best knowledge of the Company, any of the persons named in Schedule I hereto.

          (d)  Not applicable.

          (e)  Not applicable.


     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------
          Not applicable.


     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------
          Exhibit 1 Restated Warrant dated June 28, 1995, executed by the Issuer in favor of the Company

          Exhibit 2 Restated Warrant dated June 28, 1995 executed by the Issuer in favor of the Company
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                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          DATE:  October 27, 1995.

                              SIGNED:   M&A INVESTMENTS, INC.



                                        By:  /s/ John G. Murray
                                             ------------------
                                             John G. Murray
                                             Assistant Treasurer
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                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF M&A INVESTMENTS, INC.


          The following information is provided for the directors and executive officers of M&A Investments, Inc. (the "Company") listed below: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          (a)  Abbey J. Butler
          (b)  1220 Senlac Drive, Carrollton, Texas  75006 (the "FHC
               Address")
          (c) Director of the Company and Co-Chairman of the Board of Directors and Co-Chief Executive Officer FoxMeyer Health Corporation ("FHC") and FoxMeyer Corporation ("FoxMeyer"); FHC Address

          (a)  Melvyn J. Estrin
          (b)  FHC Address
          (c) Director of the Company and Co-Chairman of the Board of Directors and Co-Chief Executive Officer of FHC and FoxMeyer; FHC Address

          (a)  Thomas L. Anderson
          (b)  FHC Address
          (c) Director and President of the Company and President and Chief Operating Officer of FHC and FoxMeyer; FHC Address

          (a)  Peter B. McKee
          (b)  FHC Address
          (c) Senior Vice President and Chief Financial Officer of the Company, FHC and FoxMeyer; FHC Address

          (a)  Kevin J. Rogan
          (b)  FHC Address
          (c) Senior Vice President, General Counsel and Secretary of the Company, FHC and FoxMeyer; FHC Address

          (a)  Edward L. Massman
          (b)  FHC Address
          (c)  Vice President and Controller of the Company, FHC and
               FoxMeyer; FHC
               Address

                        DIRECTORS AND EXECUTIVE OFFICERS
                         OF FOXMEYER HEALTH CORPORATION


          The following information is provided for the directors and executive officers of FoxMeyer Health Corporation ("FHC") listed below: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and the address of any corporation or other organization in which such employment is conducted.

         *(a)  Abbey J. Butler
          (b)  FHC Address
          (c) Co-Chairman of the Board of Directors and Co-Chief Executive Officer of FHC and FoxMeyer Corporation ("FoxMeyer"); FHC Address

         *(a)  Melvyn J. Estrin
          (b)  FHC Address
          (c) Co-Chairman of the Board of Directors and Co-Chief Executive Officer of FHC and FoxMeyer; FHC Address

          (a)  Sheldon W. Fantle
          (b)  FHC Address
          (c) Director of FHC; Chairman and Chief Executive Officer of Fantle Enterprises, Inc., Bethesda Metro Center, Suite 820, Bethesda, Maryland 20814

          (a)  Paul M. Finfer
          (b)  FHC Address
          (c) Director of FHC; President and Chief Executive Officer of Franklin Acceptance Corporation, 6401 Golden Triangle Drive, Greenville, Maryland 20770

          (a)  Alfred H. Kingon
          (b)  FHC Address
          (c) Director of FHC; Principal of Kingon International, Inc., 301 Madison Avenue, 23rd Floor, New York, New York 10022

          (a)  William G. Tull
          (b)  FHC Address
          (c) Director of FHC; Financial Consultant; 11311 South Glen Road, Potomac, Maryland 20854

          (a)  Thomas L. Anderson
          (b)  FHC Address
          (c) Director, President and Chief Operating Officer of FHC and FoxMeyer; FHC Address

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          (a)  Peter B. McKee
          (b)  FHC Address
          (c) Senior Vice President and Chief Financial Officer of FHC and FoxMeyer; FHC Address

          (a)  Kevin J. Rogan
          (b)  FHC Address
          (c) Senior Vice President, General Counsel and Secretary of FHC and FoxMeyer; FHC Address

          (a)  Edward L. Massman
          (b)  FHC Address
          (c)  Vice President and Controller of FHC and FoxMeyer; FHC
               Address

     ________________________

     * The Centaur Group holds an aggregate of 3,777,000 (which equals approximately 21.6% as of June 1, 1995) of the outstanding shares of common stock of FHC and may be deemed to control FHC. The Centaur Group is comprised of Messrs. Butler and Estrin, Centaur Partners IV, a New York general partnership ("Centaur IV"), Estrin Equities Limited Partnership, a Maryland limited partnership ("Estrin Equities"), and Butler Equities II, L.P., a Delaware limited partnership ("Butler Equities"). The general partners of Centaur IV are Estrin Equities and Butler Equities.

     The general partners of Estrin Equities are HSG Acquisition Co. and MJE, Inc. HSG Acquisition Co. is a Delaware corporation, the outstanding capital stock of which is owned by Human Service Group, Inc., a Delaware corporation of which Mr. Estrin owns 69.8% of the outstanding capital stock (subject to a dispute involving ownership of approximately 9% of such stock). MJE, Inc. is a Virginia corporation controlled by Mr. Estrin.

     The sole general partner of Butler Equities is AB Acquisition Corp., a Delaware corporation, and Mr. Butler owns all of the outstanding capital stock AB Acquisition Corp.

     Estrin Equities has designated Mr. Estrin and Butler Equities has designated Mr. Butler to act as a "Coordinating Person" pursuant to the Centaur IV partnership agreement. Messrs. Estrin and Butler, acting together, manage the affairs of Centaur IV and have the authority to make all decisions concerning Centaur IV's interest in FHC Common Stock.

     The address of Centaur IV and Butler Equities is c/o CB Equities Corporation, 207 Dune Road, Box 137, Westhampton Beach, New York 11978; the address of Estrin Equities is 7200 Wisconsin Avenue, Suite 600, Bethesda, Maryland 20814



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                                  EXHIBIT INDEX
                                  -------------

     Exhibit
     Number                             Exhibit
     -------                            -------

     Exhibit 1 Restated Warrant dated June 28, 1995, executed by the Issuer in favor of the Company

     Exhibit 2 Restated Warrant dated June 28, 1995, executed by the Issuer in favor of the Company